--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ----------------------------

                                    FORM 11-K



(mark one):
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].



For the fiscal year ended December 31, 1999





                                       OR



[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].



For the transition period from ________________ to __________________

Commission file number             001-10109
                                ---------------


               A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       BECKMAN COULTER, INC. SAVINGS PLAN


               B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              BECKMAN COULTER, INC.
                           4300 North Harbor Boulevard
                           Fullerton, California 92835


--------------------------------------------------------------------------------

BECKMAN COULTER, INC.
SAVINGS PLAN

Financial Statements for the Years
Ended December 31, 1999 and 1998,
Supplemental Schedule, and
Independent Auditors' Report

BECKMAN COULTER, INC. SAVINGS PLAN

TABLE OF CONTENTS
----------------------------------------------------------------------------------------

                                                                                   PAGE
INDEPENDENT AUDITORS' REPORT                                                         1

FINANCIAL STATEMENTS:
Statement of net assets available for benefits as of December 31, 1999 and 1998      2
Statement of changes in net assets available for benefits
     for the year ended December 31, 1999                                            3
Notes to financial statements for the years ended
     December 31, 1999 and 1998                                                      4

SUPPLEMENTAL SCHEDULE:
Schedule of assets held for investment purposes as of December 31, 1999             11

All other supplemental schedules are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT



To the Benefits and Finance Administration Committee of
  Beckman Coulter, Inc. Savings Plan:


We have audited the accompanying financial statements of Beckman Coulter, Inc. Savings Plan (the Plan) as of December 31, 1999 and 1998, and for the year ended December 31, 1999, listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




JUNE 16, 2000

BECKMAN COULTER, INC. SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                           1999             1998
ASSETS:
Investments, at fair value:
  Common stock of Plan sponsor                        $ 49,803,739     $ 49,487,438
  Mutual funds                                         475,239,651      407,517,888
  Participant loans receivable                          15,955,232       18,877,822
  Other investments                                      5,374,830          455,827
Investment contracts, at contract value (Note 3):
  Group contracts with insurance companies              48,707,581       72,736,157
  Synthetic GICs                                       135,666,789       94,654,078
  Bank investment contracts                              6,684,963       10,027,444
                                                      ------------     ------------

      Total investments                                737,432,785      653,756,654

Cash and cash equivalents                                1,806,853        8,963,245
Contributions receivable                                 1,476,785        1,802,216
                                                      ------------     ------------
      Total assets                                     740,716,423      664,522,115
                                                      ------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS                     $740,716,423     $664,522,115
                                                      ============     ============


See notes to financial statements.

BECKMAN COULTER, INC. SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1999
----------------------------------------------------------------------

ADDITIONS TO NET PLAN ASSETS ATTRIBUTED TO:
Net appreciation in fair value of investments            $ 62,225,030
Interest                                                   11,363,881
Dividends                                                  11,572,413
                                                         ------------

    Total investment income                                85,161,324

Contributions:
  Company matching (Employer)                               8,857,470
  Retirement Plus (Employer)                                5,788,915
  Employee                                                 31,595,320
                                                         ------------

    Total contributions                                    46,241,705
                                                         ------------

      Net additions                                       131,403,029

DEDUCTION FROM PLAN ASSETS ATTRIBUTED TO:
  Distributions of benefits                               (55,176,361)
  Administrative expenses and other                           (32,360)
                                                         -------------

      Net deductions                                      (55,208,721)
                                                         ------------

NET INCREASE                                               76,194,308

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year      664,522,115
                                                         ------------

NET ASSETS AVAILABLE FOR BENEFITS, end of year           $740,716,423
                                                         ============


See notes to financial statements.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


1.          DESCRIPTION OF PLAN

            The following description of Beckman Coulter, Inc. Savings Plan (the
            Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

            General - Beckman Coulter, Inc. (the Company) established and adopted the Plan effective August 1, 1989.

            The Plan is a defined contribution plan covering substantially all Company employees who have completed a three-month period of employment within the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Benefits and Finance Administration Committee (the Committee), whose members are appointed by the Board of Directors of the Company.

            During October 1997, the Company acquired Coulter Corporation (Coulter) and formally changed its name to Beckman Coulter, Inc. during 1998. In connection with this acquisition, the name of the Beckman Stock Fund was changed to the Beckman Coulter Stock Fund during April 1998.

            On September 1, 1998, the Beckman Instruments Inc. Savings and Investment Plan was merged with the Coulter defined contribution plan. The Plan was amended and restated in its entirety as of that date, and assets under the Beckman Plan were transferred from Mellon Trust to T. Rowe Price. Under the restated Plan, the name of the Plan was changed to the Beckman Coulter, Inc. Savings Plan. The new plan was modified to include additional investment options, higher matching contributions related to the Beckman Coulter Stock Fund, and immediate vesting on the Company's contributions.

            In the September 1, 1998 transfer, Beckman net assets available for benefits of $301,905,269 were transferred from Mellon Trust to T. Rowe Price. Additionally, on September 1, 1998, net assets available for benefits of $268,770,255 in the Coulter Corp. Savings Plan were transferred to the Beckman Coulter, Inc. Savings Plan.

            Contributions - Participants may elect to contribute up to 15% of their eligible pay and up to 80% of their bonus in the form of pretax and/or after-tax withholdings. Each participant's pretax contributions in the calendar year may not exceed $10,000 in 1999 and 1998.

            Company matching contributions to the Plan are allocated to participants based on a specified percentage of actual employee contributions. Forfeitures are applied to reduce the Company's contributions.

            In addition, employees of Coulter become a participant in Retirement Plus on the first day following completion of 12 months of service. Each quarter, the Company makes contributions to participants' Retirement Plus account. These contributions consist of a basic contribution which ranges from 3% to

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 (CONTINUED)
--------------------------------------------------------------------------------

            9% of eligible pay for the quarter, and an excess contribution which ranges from zero to 4% of eligible pay that is above the Social Security taxable wage base for the year. Both ranges are based on the participant's age.

            Upon commencement of benefit payments, participants are subject to federal income tax on the receipt of participant pretax contributions, Company matching contributions, and earnings on all contributions.

            Investment Options - Participants have a choice of various investment funds for their contributions. Company contributions may be directed to any of these core investment funds. Participants have the right to elect investment options upon enrollment or re-enrollment into the Plan. Additionally, participants may elect to change their investment options and to transfer their account balances among the different investment funds on a daily basis.

            Income on investment funds is allocated to participants' accounts based on the participants' investment fund balance as a percentage of the total investment fund balance.

            The following description of each investment fund has been extracted from information contained in the respective fund's prospectus:

                   Beckman Coulter Stock Fund - Funds are invested in Beckman Coulter, Inc. common stock.

                   Interest Income Fund - Funds are invested in a portfolio of group annuity contracts issued by major insurance companies and investment contracts with banks. The fund is managed by Dwight Asset Management.

                   Blue Chip Growth Fund - Funds are invested in large and medium-sized companies that the fund manager believes are well established and have the potential for above-average growth. The fund is managed by T. Rowe Price.

                   Index Fund - Funds are invested in all of the stocks included in the S&P 500 Index in approximately the same proportions as they are represented in the S&P 500 Index. The fund is managed by the Vanguard Group, under the name Vanguard Institutional Index Trust.

                   International Stock Fund - Funds are invested in stocks and other equity-based forms of investments in companies operating principally outside the United States. The fund is managed by T. Rowe Price.

                   Mid-Cap Growth Fund - Fund seeks long-term growth. It invests in the common stocks of medium-sized companies. The fund is managed by T. Rowe Price.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 (CONTINUED)
--------------------------------------------------------------------------------

                   Personal Strategy Balanced Fund - Fund seeks long-term capital appreciation and income by investing in stocks, bonds, and money market securities. The fund is managed by T. Rowe Price.

                   Personal Strategy Growth Fund - Fund seeks long-term capital appreciation and, secondarily, income by investing in stocks, bonds, and money market securities. The fund is managed by T. Rowe Price.

                   Personal Strategy Income Fund - Fund seeks to provide income and, secondarily, long-term capital appreciation by investing in stocks, bonds, and money market securities. The fund is managed by T. Rowe Price.

                   Tradelink+ Fund - In addition to the investment funds listed above, employees may also transfer funds to Tradelink+. Tradelink+ offers discount brokerage services that participants can invest in individual stocks, bonds, mutual funds, and other securities. Participants may transfer a minimum of $2,500 to a maximum of 25% of overall Plan balance, less any outstanding loan amounts. Transfers to the fund can be performed at any time, but may not be made from funds which have come from Company matching contributions. Funds may be transferred out of the fund to any of the other nine funds at any time.

            Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Repayment is generally required within five years or up to 15 years for the purchase of a principal residence. The loans are secured by the balance in the participants' account and bear interest at prime rate plus 1%, determined at the beginning of each quarter (9.50% at December 31, 1999, for new loans).

            Participant Accounts - Each participant's account is credited with
            (a) the participant's contributions, (b) the Company's matching contribution, and (c) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested balance.

            Benefits and Vesting - Participants become entitled to payment of the total vested value of their accounts at the time of termination, retirement, permanent layoff, permanent disability, or death. If total vested value is greater than $5,000, the participants may elect to postpone their distribution until the year following the year they attain age 70 1/2.

            Participants' interests in the Company's contributions, income, gains, and losses on investments become fully vested immediately upon enrolling in the Plan, except for Retirement Plus contributions, which vest after five years of employment. Participants also become fully vested in Retirement Plus upon reaching normal retirement age, death, or permanent disability. Participants immediately vest in the value of their own contributions.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 (CONTINUED)
--------------------------------------------------------------------------------

            Benefits Payable - At December 31, 1999 and 1998, the amounts of benefits payable to participants who have withdrawn from participation in the Plan were $67,580 and $249,720, respectively. Such amounts are not considered liabilities for financial reporting purposes, and accordingly, the balances are not included in the deductions from Plan assets attributed to distribution of benefits for the years ended December 31, 1999 and 1998.

            Continuation of the Plan - The Company anticipates and believes the Plan will continue without interruption but reserves the right to discontinue the Plan. If the Plan is terminated by the Company, the accounts of all affected participants become 100% vested and nonforfeitable without regard to the years of service of participants.

            Risks and Uncertainties - The Plan provides for various investment options in any combination of equity, fixed-income, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.


2.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

            Investment Valuation - Investments are stated at fair value except for guaranteed investment contracts which are stated at contract value (Note 3). The fair value of the common stock is based on quotations obtained from national securities exchanges on the last business day of the Plan year. The fair values of the mutual funds and commingled funds are based on the net asset value reported by the funds. The purchases and sales of securities are recorded as of the date of trade. The average cost method is used in determining gains and losses on the sales of securities.

            Administrative Expenses - Principally all of the Plan's administrative expenses are paid by the Company. The Company has elected to pay these administrative expenses on behalf of the Plan but reserves the right to change this election. Such expenses amounted to approximately $190,000 for the year ended December 31, 1999.

            Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 (CONTINUED)
--------------------------------------------------------------------------------

            Cash and Cash Equivalents - The Plan considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.


3.          VALUATION OF INVESTMENT CONTRACTS

            The Plan's investment contracts are fully benefit-responsive and have an estimated fair value that equals their contract value of $191,059,333 and $177,417,679 at December 31, 1999 and 1998,
            respectively. The Plan's investment contracts yield an average return of 6.49% and earn interest at rates ranging from 5.55% to 7.48% at December 31, 1999 and 5.36% to 8.99% at December 31, 1998.


4.          ASSETS HELD FOR INVESTMENT

            Information regarding assets held for investment as of December 31, 1999 and 1998, is as follows:

                                        1999                                1998
                             ------------------------------    -----------------------------
                                              FAIR/CONTRACT                    FAIR/CONTRACT
                                 COST            VALUE             COST            VALUE
Common stock:
  Beckman Coulter, Inc.      $ 30,688,442     $ 49,803,739     $ 50,424,255     $ 49,487,438

Mutual funds:
Blue Chip Growth Fund         205,341,274      258,461,853      208,734,410      225,296,077
Vanguard Institutional
  Index Fund                   60,800,868       81,219,887       47,014,171       58,063,725
International Stock Fund       11,754,783       15,144,717        9,051,857        9,760,586
Mid-Cap Growth Fund            27,978,230       32,247,325       24,944,535       25,034,153
Personal Strategy
  Balanced Fund                69,915,585       73,783,995       74,183,987       77,014,857
Personal Strategy
  Growth Fund                   7,788,479        8,147,011        6,734,299        6,736,634
Personal Strategy
  Income Fund                   6,344,492        6,234,863        5,607,647        5,611,856
                             ------------     ------------     ------------     ------------
  Total mutual funds          389,923,711      475,239,651      376,270,906      407,517,888

Other investments:
Tradelink+ Fund                 5,374,830        5,374,830          455,827          455,827

Participant loans
  receivable                   15,955,232       15,955,232       18,877,822       18,877,822

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 (CONTINUED)
--------------------------------------------------------------------------------

                                           1999                               1998
                               ------------------------------   ------------------------------
                                               FAIR/CONTRACT                     FAIR/CONTRACT
                                    COST           VALUE             COST            VALUE
Interest Income Fund:
Group insurance
  contracts:
Aetna - GIC 14363              $ 14,704,833     $ 14,704,833     $ 13,807,654     $ 13,807,654
GE Life & Annuity -
  GS 3175                        10,707,607       10,707,607       10,144,583       10,144,583
Hartford - GA 9523C                                                 7,811,960        7,811,960
John Hancock
GIC 8818                          5,907,288        5,907,288        5,547,791        5,547,791
New York Life -
  GA 30050                                                         13,473,312       13,473,312
  31042                          17,387,853       17,387,853
Prudential - 8089-211                                              21,950,857       21,950,857
                               ------------     ------------      -----------      -----------
                                 48,707,581       48,707,581       72,736,157       72,736,157

Synthetic Group:
  Insurance contracts:
    Credit Suisse 77441-01
    GIC                                                            15,338,583       15,338,583
  Monumental -
    BDA 00039TR                                                     8,354,864        8,354,864
  MetLife/Loomis:
    252531                       24,238,330       24,238,330
  CDC Financial Products:
    FP1062-01                    16,300,127       16,300,127
  State Street Synthetic -
    Contract 97077               43,425,173       43,425,173       30,636,507       30,636,507
  Transamerica:
    Contract #76850              46,294,451       46,294,451       35,235,916       35,235,916
  UBS Agreement -
    Contract 2077                 5,408,708        5,408,708        5,088,208        5,088,208
                               ------------     ------------      -----------      -----------
                                135,666,789      135,666,789       94,654,078       94,654,078

BECKMAN COULTER, INC. SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 (CONTINUED)
--------------------------------------------------------------------------------


                                      1999                              1998
                         ------------------------------     -----------------------------
                                          FAIR/CONTRACT                     FAIR/CONTRACT
                              COST           VALUE             COST            VALUE
Bank investment
  contracts:
  Lehman GIC
    #101121895G           $  6,684,963     $  6,684,963     $ 10,027,444     $ 10,027,444
                          ------------     ------------     ------------     ------------
Total interest income
  fund                     191,059,333      191,059,333      177,417,679      177,417,679
                          ------------     ------------     ------------     ------------
Total assets held for
  investments             $633,001,548     $737,432,785     $623,446,489     $653,756,654
                          ============     ============     ============     ============

5.          TAX STATUS

            The Internal Revenue Service has determined and informed the Company by letter dated October 1, 1990 that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax-exempt as of the financial statement date. Therefore, no provision of income taxes has been included in the Plan's financial statements.

                              SUPPLEMENTAL SCHEDULE

BECKMAN COULTER, INC. SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1999
--------------------------------------------------------------------------------


                                                      SHARES                           CURRENT
DESCRIPTION OF INVESTMENT                            OR UNITS          COST             VALUE
COMMON STOCK:
 Beckman Coulter, Inc. ...........................      978,943     $ 30,688,442     $ 49,803,739

BLUE CHIP GROWTH FUND
 T. Rowe Price Blue Chip Growth Fund .............    7,112,324      205,341,274      258,461,853

INDEX FUND
 Vanguard Institutional Index Fund ...............      606,073       60,800,868       81,219,887

INTERNATIONAL STOCK FUND
 T. Rowe Price International Stock Fund ..........      795,834       11,754,783       15,144,717

MID-CAP GROWTH FUND
 T. Rowe Price Mid-Cap Growth Fund ...............      803,572       27,978,230       32,247,325

PERSONAL STRATEGY BALANCED FUND
 T. Rowe Price Personal Strategy Balanced Fund ...    4,543,349       69,915,585       73,783,995

PERSONAL STRATEGY GROWTH FUND
 T. Rowe Price Personal Strategy Growth Fund .....      418,224        7,788,479        8,147,011

PERSONAL STRATEGY INCOME FUND
 T. Rowe Price Personal Strategy Income Fund .....      478,501        6,344,492        6,234,863

OTHER INVESTMENTS
 Tradelink+ Fund .................................    5,374,830        5,374,830        5,374,830

BECKMAN COULTER, INC. SAVINGS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1999 (CONTINUED)
--------------------------------------------------------------------------------


                                             INTEREST     MATURITY                           CURRENT
DESCRIPTION OF INVESTMENT                      RATE         DATE            COST              VALUE
INTEREST INCOME FUND -
 Group insurance contracts:
  Aetna - GIC 14363.........................  6.500%     11/16/00      $ 14,704,833     $ 14,704,833
  GE Life & Annuity - GS 3175...............  5.550%     Various         10,707,607       10,707,607
  John Hancock - GIC 8818...................  6.480%     06/15/00         5,907,288        5,907,288
  New York Life - GA 31042..................  6.670%     06/14/02        17,387,853       17,387,853
                                                                       ------------     ------------
    Total group insurance contracts.........                             48,707,581       48,707,581

Synthetic group insurance contracts:
 CDC Financial Products 1061-01.............  6.260%     Evergreen       16,300,127       16,300,127
 MetLife Loans - 252531.....................  7.480%     Evergreen       24,238,330       24,238,330
 State Street Synthetic - Contract 97077....  6.408%     Evergreen       43,425,173       43,425,173
 Transamerica Life #76850...................  6.398%     Evergreen       46,294,451       46,294,451
 UBS Agreement - Contract 2077..............  6.288%     Evergreen        5,408,708        5,408,708
                                                                       ------------      -----------
    Total synthetic group insurance
      contracts.............................                            135,666,789      135,666,789

Bank investment contracts -
 Lehman GIC #101121895G ....................  6.175%     12/17/01         6,684,963        6,684,963
                                                                       ------------    -------------
    Total bank investment contracts.........                              6,684,963        6,684,963

Participant loans receivable (interest
 ranging from 8.25% to 9.75%)...............                             15,955,232       15,955,232
                                                                       ------------     ------------
    Total investments.......................                           $633,001,548     $737,432,785
                                                                       ============     ============

                                   SIGNATURES

          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                      BECKMAN COULTER, INC.
                                      SAVINGS PLAN

                                      By:  Beckman Coulter, Inc.
                                           Benefits Finance and Administration
                                           Committee

Date:  June 28, 2000                  By:  /s/ James T. Glover
                                           ---------------------------------
                                           James T. Glover
                                      Its: Committee Chairman
                                           Vice President and Treasurer

                                INDEX TO EXHIBITS

Exhibit
Number          Description
-------         -----------

23.1            Consent of Deloitte & Touche, LLP